UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On January 23, 2025, Vertical Aerospace Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with William Blair & Company L.L.C. and Canaccord Geniuty LLC, as underwriters (collectively, the “Underwriters”), pursuant to which the Company agreed to offer and sell, in an underwritten public offering in the United States (the “Offering”), $90 million of units (the “Units”), each unit consisting of (i) one ordinary share of the Company, par value $0.001 per share (each, an “ordinary share”); (ii) one-half of one Tranche A warrant to purchase one ordinary share (each whole Tranche A warrant, a “Tranche A Warrant”); and (iii) one-half of one Tranche B warrant to purchase one ordinary share (each whole Tranche B warrant, a “Tranche B Warrant” and together with the Tranche A Warrants, the “Warrants”).

The public offering price is $6.00 per Unit. Each whole Tranche A Warrant entitles the holder thereof to purchase one ordinary share at a price of $6.00 per ordinary share, and each whole Tranche B Warrant entitles the holder thereof to purchase one ordinary share at a price of $7.50 per ordinary share.

Attached to this Report as Exhibit 1.1 is the Underwriting Agreement.

Attached to this Report as Exhibit 4.1 is the warrant agreement, dated January 23, 2025, by and between the Company and Continental Stock Transfer & Trust Company, LLC.

Attached to this Report as Exhibit 5.1 is the opinion of Walkers (Cayman) LLP regarding the validity of the ordinary shares underlying the Units.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated January 23, 2025, announcing the pricing of the Offering.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 1.1, 4.1, 5.1 and 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information included in this Report on Form 6-K (including Exhibit 99.1, but excluding Exhibits 1.1, 4.1 and 5.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 23, 2025, by and between Vertical Aerospace Ltd., William Blair & Company L.L.C. and Canaccord Geniuty LLC.
4.1	Warrant Agreement, dated January 23, 2025, by and between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, LLC.
5.1	Opinion of Walkers (Cayman) LLP.
99.1	Press Release, dated January 23, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 23, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer